EXHIBIT 12.1

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2015 (Unaudited)	Years Ended December 31, (Unaudited)
millions except ratio amounts		2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes	$(4,628)	$54	$2,106	$3,565	$(3,424)	$1,641
Equity (income) adjustment	(16)	(119)	(64)	(110)	(102)	(74)
Fixed charges	347	1,245	1,173	1,209	1,232	1,289
Amortization of capitalized interest	19	61	46	17	29	41
Distributed income of equity investees	28	121	25	33	34	11
Capitalized interest	(38)	(201)	(263)	(221)	(147)	(128)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3)	(14)	(11)	(10)	(7)	(6)

Total Earnings	$(4,291)	$1,147	$3,012	$4,483	$(2,385)	$2,774

Interest expense including capitalized interest	254	974	930	954	984	999
Interest expense included in other (income) expense	9	36	37	42	38	39
Estimated interest portion of rental expenditures	84	235	206	213	210	251

Total Fixed Charges	$347	$1,245	$1,173	$1,209	$1,232	$1,289

Ratio of Earnings to Fixed Charges	*	*	2.57	3.71	*	2.15

*	As a result of our net loss in the years ended December 31, 2014 and 2011 and the three months ended March 31, 2015, our earnings did not cover fixed charges by $98 million and $3,617 million for the years ended December 31, 2014 and 2011, respectively, and by $4,638 million for the three months ended March 31, 2015.

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.